NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX

FILE No.
82-4749

May 3, 2010


10015694

United States Securities
& Exchange Commission
Washington, DC
20549
USA

SUPPL

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated May 3, 2010

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.

for Barb O'Neill


SEC MAIL
RECEIVED
MAY 10 2010
WASH., D.C.
193
SECTION
PROCESSING

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

FILE No.
82-4749

NEWS RELEASE **MAY 3, 2010**

News Release: **10-08** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI COMMENCES DRILLING AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill rig has been mobilized and drilling will commence immediately at the Viking Gold project, Newfoundland.

The drill program is currently budgeted for 6000 metres of drilling and will initially focus on infill and resource delineation along the Thor Trend, which remains open for expansion. A second drill rig will be mobilized to the project near the end of May and will be used to expand the Thor Trend and test several large exploration targets within the Viking claim block. Surface exploration consisting of trenching, mapping, and sampling on additional targets will commence once the snow cover has melted in late May. The Company's objective following this phase of work is to complete an initial National Instrument 43-101 resource estimate at Viking by the end of 2010.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization at surface along the Thor Trend over a 1000 metre long strike length, 500 meters of which have been tested by drilling at depth to date. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 3, 2010**

News Release: **10-08** Trading Symbol: TSX Venture-NAI

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca


MAY 10 2010
RECEIVED
SECTION

NORTHERN ABITIBI COMMENCES DRILLING AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill rig has been mobilized and drilling will commence immediately at the Viking Gold project, Newfoundland.

The drill program is currently budgeted for 6000 metres of drilling and will initially focus on infill and resource delineation along the Thor Trend, which remains open for expansion. A second drill rig will be mobilized to the project near the end of May and will be used to expand the Thor Trend and test several large exploration targets within the Viking claim block. Surface exploration consisting of trenching, mapping, and sampling on additional targets will commence once the snow cover has melted in late May. The Company's objective following this phase of work is to complete an initial National Instrument 43-101 resource estimate at Viking by the end of 2010.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization at surface along the Thor Trend over a 1000 metre long strike length, 500 meters of which have been tested by drilling at depth to date. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **MAY 3, 2010**

News Release: **10-08** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Shane Ebert at 1.250.964.2699 or**
Jean Pierre Jutras at 1.403.233.2636
Web: http://www.naminco.ca

NORTHERN ABITIBI COMMENCES DRILLING AT VIKING

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce that a drill rig has been mobilized and drilling will commence immediately at the Viking Gold project, Newfoundland.

The drill program is currently budgeted for 6000 metres of drilling and will initially focus on infill and resource delineation along the Thor Trend, which remains open for expansion. A second drill rig will be mobilized to the project near the end of May and will be used to expand the Thor Trend and test several large exploration targets within the Viking claim block. Surface exploration consisting of trenching, mapping, and sampling on additional targets will commence once the snow cover has melted in late May. The Company's objective following this phase of work is to complete an initial National Instrument 43-101 resource estimate at Viking by the end of 2010.

The Viking Property
The Viking Property contains numerous high grade veins within larger bulk tonnage style zones of gold mineralization located within a 3 to 4 kilometre long, gold-in-soil anomaly. Northern Abitibi has drilled 45 holes and excavated 41 trenches at the Viking Project to date and has intersected gold mineralization at surface along the Thor Trend over a 1000 metre long strike length, 500 meters of which have been tested by drilling at depth to date. Highlights include high grade drill intercepts of 5.75 metres grading 33.7 g/t gold, 3.7 metres grading 50.1 g/t gold, 0.5 metres grading 218.8 g/t gold as well as longer intercepts including 27 metres grading 7.9 g/t gold, 23.0 metres grading 5.1 g/t gold, and 57.4 metres grading 2.8 g/t gold. The Viking property is located in the mining friendly jurisdiction of Newfoundland and Labrador and has excellent access and local infrastructure, with a paved highway and power line located less than one kilometre from the project. Northern Abitibi has a 100% property interest in the Viking project subject to a 2% to 4% sliding scale net smelter royalty held by Altius Resources Inc.. A detailed description of the Viking project is available on our website (www.naminco.ca).

Northern Abitibi
Northern Abitibi's technical team of experienced, professional geologists is committed to assembling and advancing a portfolio of gold and base metal projects from opportunities within Canada, Mexico and the United States. Northern Abitibi is focused on identifying high potential North American projects and exploring and developing them in a responsible and cost-effective manner.

Dr. Shane Ebert, P.Geo., is the Qualified Person responsible for the preparation of this news release.

"Shane Ebert"

Shane Ebert, President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.